                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 99.2
                                                           [English Translation]

                                CAPITAL REDUCTION

1. Effective Date                                                               June 2, 2005

                                                        -- Fractional shares resulted from the reverse stock split in
                                                           2004: 100%
2. Capital Reduction Ratio (%)                          -- All shares issued before the court approval date of the company's amended corporate reorganization plan (except 7,815 shares which will be cancelled without compensation): 50%

3. Type and Number of Shares     Common Stock                                     3,905,208
subject to Capital Reduction
                                  Preferred                                           --
                                    Stock
                                                        -- Capital Reduction without Compensation: 7,815 fractional shares resulted from the reverse stock split in 2004 will be cancelled without compensation.
                                                        -- Reverse Stock Split: All shares issued before the court
4. Capital Reduction Method                                approval date of the company's amended corporate reorganization plan (except 7,815 shares which will be cancelled without
                                                           compensation) will be subject to a reverse stock split in the ratio of 2:1.

                                                        This capital reduction plan was adopted as a part of the company's amended corporate reorganization plan approved by the Bankruptcy
5. Reason for Capital Reduction                         Division of the Seoul District Court at the interested parties meeting held on April 29, 2005.


6. Change in Paid-in Capital                            Before Capital Reduction (KRW)      After Capital Reduction (KRW)
                                                                 19,506,502,500                     9,743,482,500

7. Change in Outstanding Shares                         Before Capital Reduction (shares)   After Capital Reduction (shares)

                                 Common Stock                       7,802,601                         3,897,393

                                  Preferred                            --                                --
                                    Stock

8. Par Value (KRW)                                                                   2,500

9. Capital Reduction Schedule    Shareholders Meeting                                  --

                                 Close of Shareholder        June 3, 2005 - one day before the issuance of new share
                                 Registry                                         certificates

                                 Old Share Certificate                     May 2, 2005 - June 2, 2005
                                 Submission Period

                                 Share Transfer Blackout                               --
                                 Period

                                 New Share Certificate                           August 1, 2005
                                 Issuance Date (tentative)
10. Creditor Protection                                                               N/A

11. Place for Old Share
    Certificate Submission and                                            Korea Securities Depository
    New Share Certificate
    Issuance

12. Fractional Shares                                                 Cancellation without compensation

13. Board of Directors
    Resolution Date                                                                   --

14. Application of Fair
    Trade Act                                                                         No
                                                        -- The company is in corporate reorganization proceedings and a court approval was obtained in lieu of resolutions from
                                                           shareholders and the board of directors.

15. Others                                              -- Capital Reduction Court Approval Date: April 29, 2005

                                                        -- The above mentioned capital reduction schedule (the new share certificate issuance date) is tentative and subject to change.